Exhibit 99.1

KE Holdings Inc. Announces with Profound Sadness the Passing of its Founder and Chairman ZUO Hui

BEIJING, China, May 20, 2021 – It is with profound sadness that KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE) announces that Mr. ZUO Hui, the founder and chairman of the board of directors of the Company, passed away on May 20, 2021 due to unexpected worsening of illness.

Mr. ZUO was a visionary leader since the Company's inception. Through his leadership, drive and determination to lead change, Mr. ZUO helped shape the Company into the leading platform it is today. He led the Company to execute his strong vision in building and launching our Beike platform, pioneering the creation of ACN, continuously investing in talents and technologies, and propelling the evolvement of the housing transaction and service industry.

The directors and employees of the Company are saddened by the passing of Mr. ZUO. They extend their deepest condolences to Mr. ZUO's family.

Mr. PENG Yongdong, the Company's CEO and executive director, said: “we are very saddened by the passing of Mr. ZUO and extend our deepest sympathies to Mr. ZUO's family. Mr. ZUO was our visionary founder and leader, and a leading figure in China's housing transactions and services industry. He made invaluable contribution to Beike and Lianjia and the industry over the past 20 years. With our unwaveringly strong conviction of doing the right thing for long term success, we will move forward to execute on our strategy and growth initiatives, pursue our mission of "admirable service, joyful living", and continue to create value for the industry. Our commitment to clients, employees, shareholders and business partners remains as strong as ever, and we will continue to do the right thing even if it's difficult."

The board of directors of the Company will make appropriate arrangements for corporate governance and related matters and make an announcement in due course within two weeks.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 19 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” "confident," “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

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